October 11, 2017

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, D.C.

Re:Business Lines Corp.

Offering Statement on Form 1-A

File No. 024-10725

Dear Mr. Dobbie,

On behalf of Business Lines Corp., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Friday, October 13th, 2017.

In making this request, Business Lines Corp. acknowledges that:

•Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Business Lines Corp., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•Business Lines Corp., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at 773-724-1313 or by e-mail at vlad@vladandbrother.com.

Sincerely,

/s/ Vladislav Gasnikov

By: Vladislav Gasnikov

Its: Chief Executive Officer